Exhibit 99.2

ZIM INTEGRATED SHIPPING SERVICES LTD

CONDENSED CONSOLIDATED UNAUDITED INTERIM

FINANCIAL STATEMENTS

JUNE 30, 2021

ZIM INTEGRATED SHIPPING SERVICES LTD.

INDEX TO CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

Page
FINANCIAL STATEMENTS:

Condensed consolidated unaudited interim Statements of Financial Position	2

Condensed consolidated unaudited interim Income Statements	3

Condensed consolidated unaudited interim Statements of Comprehensive Income	4

Condensed consolidated unaudited interim Statements of Changes in Equity	5-6

Condensed consolidated unaudited interim Statements of Cash Flows	7-8

Notes to the condensed consolidated unaudited interim Financial Statements	9-13

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF FINANCIAL POSITION

		June 30		December 31
		2021	2020	2020
	Note	US $’000
Assets
Vessels	6	1,768,298	714,195	948,004
Containers and handling equipment	6	1,019,343	437,660	520,887
Other tangible assets	6	66,957	70,494	67,133
Intangible assets		67,374	64,737	66,465
Investments in associates		12,418	8,436	8,441
Other investments		5,421	2,810	4,888
Trade and other receivables		6,067	5,736	5,293
Deferred tax assets		1,537	1,153	1,502
Total non-current assets		2,947,415	1,305,221	1,622,613

Assets classified as held for sale			8,071
Inventories		99,750	43,513	52,237
Trade and other receivables		963,291	279,464	520,001
Other investments		46,760	61,436	58,976
Cash and cash equivalents		1,545,282	202,848	570,414
Total current assets		2,655,083	595,332	1,201,628
Total assets		5,602,498	1,900,553	2,824,241

Equity
Share capital and reserves	5(a)	1,992,895	1,785,115	1,790,794
Accumulated deficit		(279,523)	(2,029,311)	(1,523,528)
Equity attributable to owners of the Company		1,713,372	(244,196)	267,266
Non-controlling interests		5,016	4,156	7,189
Total equity		1,718,388	(240,040)	274,455

Liabilities
Lease liabilities		1,427,773	654,061	811,840
Loans and other liabilities	4(d)	130,066	553,458	519,471
Employee benefits		64,105	59,974	66,626
Deferred tax liabilities		42,491	325	339
Total non-current liabilities		1,664,435	1,267,818	1,398,276

Trade and other payables		944,776	375,319	398,876
Provisions		28,189	16,737	21,420
Contract liabilities		453,045	120,910	230,469
Lease liabilities		658,366	228,333	362,176
Loans and other liabilities		135,299	131,476	138,569
Total current liabilities		2,219,675	872,775	1,151,510
Total liabilities		3,884,110	2,140,593	2,549,786
Total equity and liabilities		5,602,498	1,900,553	2,824,241

/s/ Yair Seroussi	/s/ Eli Glickman	/s/ Xavier Destriau
Yair Seroussi	Eli Glickman	Xavier Destriau
Chairman of the Board of Directors	President & Chief Executive Officer	Chief Financial Officer

Date of approval of the Financial Statements: August 18, 2021.

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM INCOME STATEMENTS

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2021	2020	2021	2020	2020
	US $’000
Income from voyages and related services	4,126,346	1,618,345	2,382,011	795,130	3,991,696
Cost of voyages and related services
Operating expenses and cost of services	(1,869,541)	(1,322,213)	(988,914)	(623,825)	(2,835,112)
Depreciation	(298,735)	(135,811)	(170,606)	(68,748)	(291,559)
Gross profit	1,958,070	160,321	1,222,491	102,557	865,025

Other operating income	4,165	5,512	1,852	3,496	12,621
Other operating expenses	(459)	(1,706)	(375)	(1,702)	4,272
General and administrative expenses	(123,535)	(72,039)	(67,637)	(36,662)	(163,210)
Share of profit of associates	2,281	1,655	736	1,158	3,341

Results from operating activities	1,840,522	93,743	1,157,067	68,847	722,049

Finance income	5,699	1,730	(1,116)	(2,998)	8,103
Finance expenses	(90,196)	(74,577)	(43,936)	(36,122)	(189,363)

Net finance expenses	(84,497)	(72,847)	(45,052)	(39,120)	(181,260)

Profit before income taxes	1,756,025	20,896	1,112,015	29,727	540,789

Income taxes	(278,217)	(7,499)	(223,795)	(4,413)	(16,599)

Profit for the period	1,477,808	13,397	888,220	25,314	524,190

Attributable to:

Owners of the Company	1,474,055	10,491	886,456	24,040	517,961
Non-controlling interest	3,753	2,906	1,764	1,274	6,229

Profit for the period	1,477,808	13,397	888,220	25,314	524,190

Earnings per share (USD)
Basic earnings per 1 ordinary share (Note 9)	13.11	0.10 (*)	7.71	0.24 (*)	5.18
Diluted earnings per 1 ordinary share (Note 9)	12.56	0.10 (*)	7.38	0.23 (*)	4.96

(*) Restated to reflect a share split of 1:10 that became effective in 2021 (see Note 5(a)).

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2021	2020	2021	2020	2020
	US $’000
Profit for the period	1,477,808	13,397	888,220	25,314	524,190

Other components of Comprehensive Income

Items of other comprehensive income that
were or will be reclassified to profit and loss:

Foreign currency translation differences for
foreign operations	(3,450)	(968)	(148)	1,239	4,019

Items of other comprehensive income that
would never be reclassified to profit and loss:

Net change in fair value of investments in equity instruments at fair value through other comprehensive income, net of tax	(50)	(370)	122	(73)	563
Defined benefit pension plans actuarial gains (losses), net of tax		2,794		(268)	174

Other comprehensive income for the period,
net of tax	(3,500)	1,456	(26)	898	4,756

Total comprehensive income for the period	1,474,308	14,853	888,194	26,212	528,946

Attributable to:
Owners of the Company	1,471,779	12,755	886,612	24,978	523,815
Non- controlling interests	2,529	2,098	1,582	1,234	5,131

Total comprehensive income for the period	1,474,308	14,853	888,194	26,212	528,946

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Attribute to the owners of the Company
		General	Translation	Accumulated		Non- controlling	Total
	Share capital (*)	reserves (**)	reserve	deficit	Total	Interests	equity
	US $’000
For the Six months period ended June 30, 2021
Balance at January 1, 2021	700,310	1,106,470	(15,986)	(1,523,528)	267,266	7,189	274,455
Profit for the period				1,474,055	1,474,055	3,753	1,477,808
Other comprehensive income for the period, net of tax			(2,226)	(50)	(2,276)	(1,224)	(3,500)
Issuance of share capital, net of issuance costs	203,513				203,513		203,513
Share-based compensation		814			814		814
Dividend to owners of the Company				(230,000)	(230,000)		(230,000)
Dividend to non-controlling interests in subsidiaries						(4,702)	(4,702)
Balance at June 30, 2021	903,823	1,107,284	(18,212)	(279,523)	1,713,372	5,016	1,718,388

For the three months period ended June 30, 2021

Balance at March 31, 2021	903,823	1,106,801	(18,246)	(936,101)	1,056,277	3,841	1,060,118
Profit for the period				886,456	886,456	1,764	888,220
Other comprehensive income for the period, net of tax			34	122	156	(182)	(26)
Share-based compensation		483			483		483
Dividend to owners of the Company				(230,000)	(230,000)		(230,000)
Dividend to non-controlling interests in subsidiaries						(407)	(407)
Balance at June 30, 2021	903,823	1,107,284	(18,212)	(279,523)	1,713,372	5,016	1,718,388

(*)   See Note 5(a).

(**) Include reserves related to transactions with an interested party and share-based compensation.

The accompanying Notes are an integral part of these condensed consolidated interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Attribute to the owners of the Company
		General	Translation	Accumulated		Non- controlling	Total
	Share capital (*)	reserves (**)	reserve	deficit	Total	Interests	equity
	US $’000
For the Six months period ended June 30, 2020
Balance at January 1, 2020	700,310	1,105,350	(21,103)	(2,042,226)	(257,669)	5,402	(252,267)
Profit for the period				10,491	10,491	2,906	13,397
Other comprehensive income for the period, net of tax			(160)	2,424	2,264	(808)	1,456
Transaction with an interested party		361			361		361
Share-based compensation		357			357		357
Dividend to non-controlling interests in subsidiaries						(3,344)	(3,344)
Balance at June 30, 2020	700,310	1,106,068	(21,263)	(2,029,311)	(244,196)	4,156	(240,040)

For the three months period ended June 30, 2020
Balance at March 31, 2020	700,310	1,105,711	(22,542)	(2,053,010)	(269,531)	4,327	(265,204)
Profit for the period				24,040	24,040	1,274	25,314
Other comprehensive income for the period, net of tax			1,279	(341)	938	(40)	898
Transaction with an interested party, net of tax		179			179		179
Share-based compensation		178			178		178
Dividend to non-controlling interests in subsidiaries						(1,405)	(1,405)
Balance at June 30, 2020	700,310	1,106,068	(21,263)	(2,029,311)	(244,196)	4,156	(240,040)

For the year ended December 31, 2020
Balance at January 1, 2020	700,310	1,105,350	(21,103)	(2,042,226)	(257,669)	5,402	(252,267)
Profit for the year				517,961	517,961	6,229	524,190
Other comprehensive income for the year			5,117	737	5,854	(1,098)	4,756
Transaction with an interested party, net of tax		630			630		630
Share-based compensation		490			490		490
Dividend to non-controlling interests in subsidiaries						(3,344)	(3,344)
Balance at December 31, 2020	700,310	1,106,470	(15,986)	(1,523,528)	267,266	7,189	274,455

(*)   See Note 5(a).

(**) Include reserves related to transactions with an interested party and share-based compensation.

The accompanying Notes are an integral part of these condensed consolidated interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CASH FLOWS

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2021	2020	2021	2020	2020
	US $’000
Cash flows from operating activities
Profit for the period	1,477,808	13,397	888,220	25,314	524,190

Adjustments for:
Depreciation and amortisation	309,718	146,604	176,133	74,471	314,185
Impairment losses (recoveries) of tangible assets		1,700		1,700	(4,329)
Net finance expenses	84,497	72,847	45,052	39,120	181,260
Share of profits and change in fair value of investees	(3,184)	(1,655)	(752)	(1,158)	(4,143)
Capital gain	(1,135)	(4,281)	(704)	(2,971)	(8,814)
Income taxes	278,217	7,499	223,795	4,413	16,599
	2,145,921	236,111	1,331,744	140,889	1,018,948

Change in inventories	(47,513)	16,829	(13,494)	13,186	8,105
Change in trade and other receivables	(434,054)	29,943	(259,756)	27,700	(204,469)
Change in trade and other payables including contract liabilities	300,271	(51,946)	124,573	(61,149)	68,670
Change in provisions and employee benefits	4,825	(6,352)	5,553	780	(2,152)
	(176,471)	(11,526)	(143,124)	(19,483)	(129,846)

Dividends received from associates	1,871	2,137	1,160	2,122	4,360
Interest received	2,213	1,880	1,444	1,004	2,317
Income taxes paid	(15,534)	(7,263)	(10,625)	(4,768)	(14,983)
Net cash generated from operating activities	1,958,000	221,339	1,180,599	119,764	880,796

Cash flows from investing activities
Proceeds from sale of tangible and intangible assets, investments and affiliates	2,287	2,994	1,783	1,645	6,717
Acquisition of tangible assets, intangible assets and investments	(464,487)	(7,480)	(331,489)	(3,919)	(42,641)
Change in other investments and other receivables	14,326	(3,235)	16,387	(1,994)	763
Net cash used in investing activities	(447,874)	(7,721)	(313,319)	(4,268)	(35,161)

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CASH FLOWS

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2021	2020	2021	2020	2020
	US $’000
Cash flows from financing activities
Receipt of long-term loans and other long-term liabilities	50,000		50,000
Issuance of share capital, net of issuance costs (see Note 5(a))	205,394
Sale and lease back transactions		9,052		652	9,052
Repayment of borrowings and lease liabilities	(692,426)	(141,031)	(502,023)	(77,474)	(336,225)
Change in short term loans	(15,995)	4,671	(15,020)	1,100	6,071
Dividend paid to non-controlling interests	(4,702)	(3,344)	(1,894)	(3,344)	(3,344)
Interest and other financial expenses paid	(77,258)	(61,395)	(42,407)	(30,928)	(135,952)
Net cash used in financing activities	(534,987)	(192,047)	(511,344)	(109,994)	(460,398)

Net change in cash and cash equivalents	975,139	21,571	355,936	5,502	385,237
Cash and cash equivalents at beginning of the period	570,414	182,786	1,188,408	196,741	182,786
Effect of exchange rate fluctuation on cash held	(271)	(1,509)	938	605	2,391
Cash and cash equivalents at the end of the period	1,545,282	202,848	1,545,282	202,848	570,414

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

1	Reporting entity

ZIM Integrated Shipping Services Ltd. (hereinafter - the "Company" or "Zim") and its subsidiaries (hereinafter – "the Group" or "the Companies") and the Group’s interests in associates, operate in the field of container shipping and related services.

ZIM is a company incorporated in Israel, with limited liability. ZIM’s ordinary shares have been listed on the New York Stock Exchange (the “NYSE”) under the symbol “ZIM” on January 28, 2021. The address of the Company’s registered office is 9 Andrei Sakharov Street, Haifa, Israel.

2	Basis of compliance

(a)	Statement of compliance

These condensed consolidated interim unaudited financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2020 (hereafter – the “annual Financial Statements”). These condensed consolidated unaudited interim Financial Statements were approved by the Board of Directors on August 18, 2021.

(b)	Estimates

The preparation of Financial Statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The significant judgments made by management in applying the Group’s accounting policies and the principal assumptions used in the estimation of uncertainty were the same as those applied to the annual financial statements.

3	Significant accounting policies

The accounting policies applied by the Group in these unaudited condensed consolidated interim Financial Statements are the same as those applied by the Group in its annual Financial Statements.

4	Financial position

(a)	The container shipping industry is characterized in recent years by volatility in freight rates, charter rates and bunker prices, accompanied by significant uncertainties in the global trade (including further implications that might derive from the Covid-19 pandemic). Current market conditions impact positively, resulting in improved results of the Company, mainly driven by increased freight rates and volumes of trades, partially offset by the impact of increased charter hire rates.

In view of the aforementioned business environment and in order to constantly improve the Group’s results of operations and liquidity position, Management continues to optimize its network by entering into and/or expanding partnerships and cooperation agreements and by upgrading its customer’s offerings, whilst seeking operational excellence and cost efficiencies. In addition, the Company continues to explore options which may contribute to strengthen its capital and operational structure. In respect of the Company’s initial public offering, completed in February 2021, see Note 5(a).

During 2021, the Company has entered into multiple agreements for the purchase of containers (mostly new-build units) in an aggregate amount of US$ 763 million. During the first six months of 2021, the Company recognized additions in an aggregated cost of US$ 406 million in respect of delivered containers, out of such purchases.

In addition, the Company chartered additional vessels and extended vessel charter periods, as part of its ongoing operational needs. Regarding long-term charter agreements, see (b) below.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

4	Financial position (Cont’d)

As at June 30, 2021, the Company complies with its financial covenants. The Company’s liquidity amounts to US$ 1,547 million (Minimum Liquidity required is US$ 125 million) - see also Note 12(c) to the 2020 annual financial statements.

(b)	Long-term charter agreements:

In February 2021, the Company entered into a strategic agreement with Seaspan, for the long-term charter of ten 15,000 TEU liquefied natural gas (LNG) dual-fuel container vessels, intended to be delivered between February 2023 and January 2024. The Company intends to deploy these vessels on its Asia-US East Coast Trade, as an enhancement to its service on this strategic trade.

In July 2021, the Company entered into an additional strategic agreement with Seaspan, for the long-term charter of ten 7,000 TEU liquefied natural gas (LNG) dual-fuel container vessels (with an option for additional five of such vessels), intended to be delivered between the fourth quarter of 2023 and July 2024 and to be deployed across the Company’s various global-niche trades.

Pursuant to each of the agreements, the Company will charter the vessels for a period of 12 years and has secured an option to later elect a total charter period of 15 years. The Company was further granted by Seaspan a right of first refusal to purchase the chartered vessels should Seaspan choose to sell them during the charter period, and an option to purchase the vessels at the end of the charter term. The Company expects to incur, in annualized charter hire costs per vessel, approximately US$ 17 million in respect of the abovementioned 15,000 TEU vessels, and approximately US$ 13 million in respect of the abovementioned 7,000 TEU vessels, over the term of the agreements, depending on the charter period elected.

(c)	In accordance with IAS 34 (Interim financial reporting), the Company records its tax expenses based on the estimated annual effective tax rate. In light of its current results (see also Note 4(a)), the Company expects to utilize its carry-forward tax losses and therefore considers utilization of carry-forward tax losses in its estimated annual effective tax rate.

(d)	In March 2021, the Company made an early repayment of US$ 85 million of its Series 1 notes (Tranche C), in accordance with the related excess cash mechanism (see also Note 12(b) to the 2020 annual financial statements).

In June 2021, the Company made an additional early repayment under such mechanism, in respect of its Series 1 and Series 2 notes (Tranches C and D), in a total amount of US$ 349 million. This payment reflects a full settlement of the indebtedness related to such notes and resulted in the removal of all related provisions and limitations.

(e)	During the reporting period, the Company was served with a claim for an alleged patents infringement filed against it in the US. Management, based on legal advice, believes that it has good defense arguments against the claim and filed a motion to dismiss the claim. See also Note 27 to the Company’s 2020 annual financial statements, in respect of contingencies.

(f)	In May 2021 (further to the expected full repayment of Series 1 and Series 2 notes, as later executed - see above) the Company’s Board of Directors approved a distribution of dividend of approximately US$ 2.00 per ordinary share (US$ 230 million, as included in these financial statements in respect of the shares outstanding as of June 30, 2021, or approximately US$ 238 million, assuming that by the record date, all options to purchase the Company’s ordinary shares that will be exercisable on or before the record date, will be exercised by their respective option holders). The dividend is scheduled to be paid on September 15, 2021, to all holders of ordinary shares on record as at August 25, 2021.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

5	Capital and reserves

(a)	Share capital

In February 2021, the Company completed its initial public offering (IPO) of 15,000,000 ordinary shares (including shares issued upon the exercise of the underwriters’ option), at an offering price of $15.00 per share, for gross consideration of $225 million ($204 million, after deducting underwriting discounts and commissions and other offering costs). The Company’s ordinary shares began trading on The New York Stock Exchange (the “NYSE”) under the symbol “ZIM” on January 28, 2021.

Further to the approval of the Company’s General meeting in December 2020 and the completion of the Company’s IPO, the Company’s ordinary shares were amended to have no par value, as well as to reflect a share split of 1:10, in the form of issuing benefit shares (nine ordinary shares issued for each existing ordinary share). Accordingly, for earnings per share, these financial statements reflect the abovementioned share split retrospectively, in all presented periods.

(b)	Share-Based payment arrangements

During the first quarter of 2021, further to prior approvals of the Company’s Compensation committee, Audit committee and Board of Directors, and concurrently with the consummation of the Company’s initial public offering, the Company granted a senior member of the Company’s Management with options exercisable to its ordinary shares, according to the below terms (which also reflects the above-mentioned share split):

Grant date	Instrument terms	Number of instruments	Vesting Terms	Contractual life
January 27, 2021	Each option is exercisable into one ordinary share, at the exercise price per the offering price of $15.00	546,822	25% of the options shall vest upon the first anniversary of the grant date with the remaining options vesting in equal quarterly portions over the following three years period.	5 years

Information on fair value measurement

The weighted average fair value of the options on grant date was $5.32, measured using the Black & Scholes model, based on the following measurement inputs:

Share price on grant date	USD 15.00
Exercise price	USD 15.00
Expected volatility	40.2%
Expected life	5 years
Expected dividends	0%
Risk-free interest rate	0.46%

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

6	Right-of-use assets

	Balance at June 30		Balance at December 31
	2021	2020	2020
	US $’000
Vessels	1,651,495	600,922	826,678
Containers and handling equipment	522,288	400,746	466,070
Other tangible assets	47,274	52,250	47,911
	2,221,057	1,053,918	1,340,659

7	Segment information

ZIM is managed as one operating unit, generating revenues from operating a global liner service network of container shipping and related services, in which lines share the use of its resources and their performance are co-dependent. Accordingly, the chief operating decision maker manages and allocates resources to the entire liner network. As there is no appropriate allocation for the Group’s results, assets and liabilities, these are all attributed to the Group’s sole operating segment.

Freight revenues are disaggregated geographically by trade zone, as follows:

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2021	2020	2021	2020	2020
	US $’000
Freight Revenues from containerized cargo:
Pacific	1,994,747	665,579	1,182,583	351,374	1,860,554
Cross-Suez	489,666	177,815	287,152	85,086	392,679
Atlantic	391,423	290,817	231,874	137,873	577,443
Intra-Asia	670,374	158,942	358,352	72,064	453,127
Latin America	184,347	90,476	96,917	40,763	208,374
	3,730,557	1,383,629	2,156,878	687,160	3,492,177
Other Revenues (*)	395,789	234,716	225,133	107,970	499,519
	4,126,346	1,618,345	2,382,011	795,130	3,991,696

(*) Mainly related to demurrage, value-added services and non-containerized cargo.

8	Financial instruments

Financial instruments not measured at fair value

The carrying amounts of the Group’s financial assets and liabilities, including cash and cash equivalents, trade and other receivables, other investments, trade and other payables and loans and other liabilities, reflect reasonable approximation of their fair value.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

9	Earnings per share

Basic and diluted earnings per share

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2021	2020	2021	2020	2020
	US $’000
Profit attributable to ordinary shareholders used to calculate basic and diluted earnings per share	1,474,055	10,491	886,456	24,040	517,961

Weighted average number of ordinary shares used to calculate basic earnings per share	112,403,315	100,000,000	115,000,000	100,000,000	100,000,000

Effect of share options (*)	4,988,241	3,977,419	5,133,808	4,375,730	4,530,892

Weighted average number of ordinary shares used to calculate diluted earnings per share	117,391,556	103,977,419	120,133,808	104,375,730	104,530,892

(*) The Company’s ordinary shares began trading on January 28, 2021. Due to the absence of a trading market for the Company’s ordinary shares prior to this date, the fair value of these shares during such periods, for purposes of calculating the dilutive impact of share options, was determined by Company’s management and approved by the Company’s Board of Directors.

10	Related parties

During the first half of 2021, the total balance of loans and lease liabilities attributed to related parties, increased by a net amount of US$ 64 million, mainly due to charter hire of vessels - see also Note 28 to the 2020 annual financial statements.